UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March, 2006

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Directorate Change








01 March 2006



Pearson plc: Board changes



Pearson, the international education and information company, today announces the appointment of Sir David Arculus and Ken Hydon as independent non-executive directors with immediate effect.


Sir David Arculus is a non-executive director of Barclays and Telefonica, and was chairman of O2 from 2004 until it was acquired by Telefonica earlier this year. His previous roles included chairman of Severn Trent, chairman of IPC Group, chief operating officer of United Business Media and group managing director of EMAP.


Ken Hydon is a non-executive director of Tesco and Reckitt Benckiser. He was previously finance director of Vodafone and of subsidiaries of Racal Electronics, and financial controller of 3M.


The appointments follow Pearson's announcement last year that non-executive directors Reuben Mark and Vernon Sankey will retire from the board at the 2006 AGM.


Pearson's chairman Glen Moreno said:


"In my first months at Pearson, the contribution that Reuben and Vernon have made to our company has been very clear. They have shared with us their deep business experience, wise counsel and international perspectives and I know the entire board joins me in thanking them for their support over many years."


"I am delighted that David and Ken have agreed to join us. They are strong, thoughtful business leaders and their deep understanding of the fast-changing media and technology markets will be very valuable to Pearson."


Ends



For more information: Luke Swanson / Deborah Lincoln: +44 (0)20 7010 2310




 SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 01 March, 2006

                             By:   /s/ STEPHEN JONES
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                                   Stephen Jones
                                   Deputy Secretary